UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Selsor, James L.
   1900 Gallows Road
   Vienna, VA  22182
   U.S.
2. Issuer Name and Ticker or Trading Symbol
   GRC International, Inc.
   GRH
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   6/30/99
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock, $.10 par value |10/1/9|A   |310               |(A)|$7.0769    |                   |      |                           |
                             |8     |    |                  |(1)|           |                   |      |                           |
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Common Stock, $.10 par value |10/1/9|F   |145               |(D)|$4.4375    |                   |      |                           |
                             |8     |    |                  |(1)|           |                   |      |                           |
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Common Stock, $.10 par value |1/4/99|A   |413               |(A)|$6.0865    |                   |      |                           |
                             |      |    |                  |(2)|           |                   |      |                           |
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Common Stock, $.10 par value |1/4/99|F   |249               |(D)|$6.7813    |                   |      |                           |
                             |      |    |                  |(2)|           |                   |      |                           |
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Common Stock, $.10 par value |4/1/99|A   |393               |(A)|$6.5673    |                   |      |                           |
                             |      |    |                  |(3)|           |                   |      |                           |
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Common Stock, $.10 par value |4/1/99|F   |247               |(D)|$6.5938    |9,037.4118(4)      |(D)   |                           |
                             |      |    |                  |(3)|           |                   |      |                           |
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Common Stock, $.10 par value |      |    |                  |   |           |252.377(5)         |(I)   |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Employee Stock Option (r|$15.44  |     |    |           |   |(6)  |11/04|Common Stock|6,000  |       |6,000       |(D)|            |
ight to buy)            |        |     |    |           |   |     |/04  |            |       |       |            |   |            |
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Employee Stock Option (r|$23.19  |     |    |           |   |(6)  |9/21/|Common Stock|10,000 |       |10,000      |(D)|            |
ight to buy)            |        |     |    |           |   |     |05   |            |       |       |            |   |            |
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Employee Stock Option (r|$18.313 |     |    |           |   |(6)  |9/26/|Common Stock|6,250  |       |6,250       |(D)|            |
ight to buy)            |        |     |    |           |   |     |06   |            |       |       |            |   |            |
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Employee Stock Option (r|$5.50   |     |    |           |   |(6)  |7/24/|Common Stock|10,000 |       |10,000      |(D)|            |
ight to buy)            |        |     |    |           |   |     |07   |            |       |       |            |   |            |
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Employee Stock Option (r|$4.844  |9/17/|A   |20,000     |A  |(6)  |9/17/|Common Stock|20,000 |       |20,000      |(D)|            |
ight to buy)            |        |98   |    |           |   |     |08   |            |       |       |            |   |            |
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Cash Comp Repl Option (r|(7)     |     |    |           |   |(8)  |(8)  |Common Stock|988    |       |988         |(D)|            |
ight to buy)            |        |     |    |           |   |     |     |            |       |       |            |   |            |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Under the Cash Compensation Replacement Plan (CCRP), Mr. Selsor purchased 310 shares of stock. The
Company retained 145 shares for withholding taxes, leaving him a total of 165 new shares; (2) Under the CCRP, Mr. Selsor purchased 413 shares of stock. The Company retained 54 shares for 401(k) deferrals and 195 shares for withholding taxes, leaving him a total of 164 new shares;(3) Under the CCRP, Mr. Selsor purchased 393 shares of stock. The Company retained 71 shares for 401(k) deferrals and 176 shares for withholding taxes, leaving him a total of 146 new shares; (4) Includes 196.4118 shares in the Company's Employee Stock Purchase Plan; (5)
Shares awarded under the Company's Deferred Income Plan; (6) 50% exercisable 2 years after grant; 75%
exercisable 3 years after grant; and 100% exercisable 4 years after grant; (7) Exercise prices ranging from $5.07 to $9.429; (8) Options granted in lieu of salary or bonus otherwise payable. 80% exercisable upon grant; 90%
exercisable 2 years after grant; 95% exercisable 3 years after grant; and 100% exercisable 4 years after grant, no fixed expiration date, expires 3 years after employee's termination.